Exhibit (g)(2)

INFORMATION AGENT

RETAIL CALL SCRIPT

CENTRAL GOLDTRUST

SPROTT UNSOLICITED OFFER

Sprott Expiry: Friday, September 18, 2015 at 5:00 p.m. (Toronto Time)

Outbound: Hello my name is <insert your name>, I am calling on behalf of Central GoldTrust, may I please speak with <insert unitholder name> concerning his/her investment in Central GoldTrust <wait for reply>
Inbound: Thank you for calling the inquiries line for Unitholders of Central GoldTrust, how may I help you? <Wait for the reply> May I please speak to you about the Board’s recommendation that Unitholders REJECT the self-serving Sprott Offer? <Wait for the reply>
If YES	If NO

Thank you. Please note that this call may be recorded for quality assurance purposes.

[Unitholder name] by now you know that Sprott has launched a hostile bid to acquire your units.

Central GoldTrust and its Trustees regret the inconvenience this self-serving Sprott offer has caused you and all Unitholders, including being subjected to their never-ending smear campaign. By making inaccurate and disparaging statements about GoldTrust, its Trustees and its administrator, Sprott is clearly trying to deflect your attention away from their inadequate offer, which appears solely motivated by Sprott’s desire to replenish significant physical gold bullion redemptions, and generate higher management fees for themselves.

Sprott Physical Gold Trust has experienced redemptions of over $460 million, or over 24% of its outstanding units, within the past two years, and the sole purpose of their offer is to increase Sprott’s plummeting fee revenue.

Sprott knows their offer won’t stand on its own merits – which is why they’re now paying brokers to convince their clients to tender. Please be wary of any broker who advises you to tender to the Sprott offer, they may simply be looking to make a quick buck at your expense. Do not be talked into tendering!

May I please leave a toll free number in case you have questions? Please dial at 1-800-251-7519 toll free in North America, or at 1-201-806-7301 outside of North America, or contact us by e-mail at inquiries@dfking.com. Also, please continue to visit www.gold-trust.com or the Central GoldTrust profile at www.sedar.com and www.sec.gov for further information.

[Unitholder name] Have you already tendered your units to the self-serving Sprott offer?

If “NO” OR POSITIVE RESPONSE:

Excellent. Your Trustees continue to act in your best interest, and recommend that you ignore Sprott's self-serving statements and do not tender your Units. We recognize that Unitholders have been bombarded with information regarding this offer and we thank you for your patience and continued support.

Please remember unless you have already tendered your Units to the Sprott Offer, you do not need to do anything to reject the Sprott Offer. If you are solicited by Sprott or any of its solicitation agents about your Units of Central GoldTrust, DO NOT TENDER your Units. Do not complete a Letter of Transmittal, irrevocable power of attorney or any other document that Sprott or its solicitation agent may provide. Unitholders should DO NOTHING - as NO ACTION IS REQUIRED to reject the Sprott Offer.

(PROCEED TO CLOSING)

IF “YES” OR NEGATIVE RESPONSE:

May I ask why have you tendered to the Sprott Offer? (or why are you planning to tender to the Sprott Offer)?

[Listen and reply]

[Unitholder name] Maybe its appropriate at this time to remind you why your Board of GoldTrust and a special committee of independent Trustees strongly recommend that you reject the Sprott Offer and withdraw your tendered units.

•

Sprott is offering no material premium for your units, yet they would charge you significantly higher fees, subject many U.S. unitholders to increased tax risk, take away most of your voting and governance rights and offer less bullion security and safeguards! In fact, the only beneficiary of the Sprott Offer is Sprott themselves, as it would allow them to collect an additional $3 million in annual management fees from unitholders like you.

•

Despite Sprott's ongoing campaign of misinformation and misdirection, we expect that Central GoldTrust Unitholders will continue to see the Sprott offer for what it really is - a self-serving fee grab by an organization that is desperate to replace management fees lost as a result of significant redemptions from its own unitholders, as well as significant losses of investor capital in other funds that Sprott manages. While Sprott makes unfounded claims about your Administrator and Trustees, they fail to mention that your Administrator and Trustees charge Unitholders far less than what Sprott intends to charge if they are successful. Sprott's claims of governance superiority are wholly hypocritical, as Sprott Physical Gold Trust has virtually no independent governance and no ability for unitholders to replace them as manager, regardless of their poor track record.

•

The choice is clear - retain your Central GoldTrust Units, DO NOTHING and reject the Sprott offer. You will continue to benefit from Central GoldTrust's much lower expense ratio, superior bullion security and safeguards, tax-efficient structure and best-in-class governance - features that continue to make Central GoldTrust the clear choice for long-term gold bullion investors.

•

Your Trustees are concerned about the recent discounts to Net Asset Value that your units have traded during the current bear market for gold. The Trustees approved a significantly enhanced cash redemption feature at 95% of Net Asset Value to address these discounts, a feature that would be available to and would benefit ALL unitholders. Unfortunately, Sprott obtained a court order to prevent the implementation of this feature while the Sprott offer remains outstanding. The Trustees strongly believe you should not be denied the benefits of this enhanced redemption feature, and have publicly confirmed their intention to take the appropriate steps to implement this enhanced redemption feature as soon as the Sprott offer is defeated.

Central GoldTrust encourages you to carefully read the Trustees' Circular and all amendments and supplements to it. You will find these documents for free on our website at www.gold-trust.com or www.goldtrust.ca. These documents contain important information about the Sprott offer.

Again, your Trustees recommend that Unitholders REJECT the Sprott offer, TAKE NO ACTION, DO NOT TENDER your units to the Sprott Offer and WITHDRAW your units if already tendered.

(AFTER DISCUSSION)

Sir/Ma'am, given this information, will you be REJECTING Sprott's opportunistic Offer by TAKING NO ACTION and NOT TENDERING your Units to the Offer (or withdrawing your tendered Units to the Offer?)

IF YES: PROCEED TO “IF NO” ABOVE If NO: (NOTATE FEEDBACK) I understand, thank you for your honesty. (PROCEED TO CLOSING)

CLOSING:

If you have any further questions or require assistance, please do not hesitate to contact us toll free at 1-800-251-7519. We also encourage you to continue to visit our website www.gold-trust.com or www.goldtrust.ca for updates. Thank you and have a nice day.

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling on behalf of Central GoldTrust regarding the unsolicited Sprott Offer. As a result of many compelling concerns and after very careful consideration of all available information, including the recommendation of the Special Committee of Independent Trustees, your Trustees are recommending that all Unitholders continue to REJECT the Sprott Offer. Unitholders should DO NOTHING – as NO ACTION IS REQUIRED to reject the Sprott Offer. Kindly call us toll-free at 1-800-251-7519 in North America, or at 1-201-806-7301 outside of North America, or visit www.gold-trust.com for additional information. Thank you and have a nice day.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.
This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information and reference should be made at all times to the Circular.

Additional Information and Where to Find It

The recommendation of the Board of Trustees of Central GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described in this Call Guide is contained in the Trustees’ Circular issued by Central GoldTrust, which has been filed with Canadian securities regulatory authorities, and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission ("SEC"). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by Central GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the Central GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC's website at http://www.sec.gov and at the investor relations section of the Central GoldTrust website at http://www.gold-trust.com/news.htm.